SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Hyperscale Data, Inc.

(Name of Subject Company (Issuer))

Hyperscale Data, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

09175M804

(CUSIP Number of Class of Securities)

Henry Nisser

President and General Counsel

Hyperscale Data, Inc.

11411 Southern Highlands Pkwy #190

Las Vegas, NV 89141

Telephone: (949) 444-5464

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Spencer G. Feldman, Esq. Kenneth A. Schlesinger, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas, 15th Floor New York, New York 10019 Tel: (212) 451-2300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Hyperscale Data Announces Intent to Launch Tender Offer to Acquire Up to $5,000,000 of Outstanding Shares at $0.21 Per Share

Company Moves to Address Significant Gap Between Market Value and Balance Sheet Strength

LAS VEGAS--(PR NEWSWIRE) – May 15, 2026 – Hyperscale Data, Inc. (NYSE American: GPUS), an artificial intelligence (“AI”) data center company anchored by Bitcoin (“Hyperscale Data” or the “Company”), today announced that it intends to commence a tender offer to purchase up to $5,000,000 of its Class A Common Stock, $0.001 par value per share (“Common Stock”), at a price of $0.21 per share.

The Company expects to formally launch the proposed offer following the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, subject to board approval, regulatory approval and customary closing conditions. The proposed offer reflects Hyperscale Data’s view that its current market valuation does not accurately reflect the strength of its balance sheet, including its holdings of cash and Bitcoin. Management believes that the net book value per share as of March 31, 2026 was $0.26, and most companies’ shares trade at significantly higher values than the net book value of such shares. Management estimates the foregoing net book value based on its belief that at March 31, 2026, the Company’s stockholders’ equity was $96,993,000 and the number of its issued and outstanding shares of Common Stock was 370,193,806.

Hyperscale Data plans to fund the proposed offer through existing cash on hand.

As previously disclosed, the Company’s combined cash, restricted cash and Bitcoin holdings have recently approached $100 million, while the Company’s market capitalization has remained materially below what management believes is the intrinsic value of the business and its strategic assets.

Milton “Todd” Ault III, Executive Chairman of Hyperscale Data, stated: “We believe there is a material disconnect between the intrinsic value of Hyperscale Data and where our Common Stock is currently trading. With cash, restricted cash and Bitcoin representing a substantial portion of our market capitalization, we are taking proactive steps to close that gap. This contemplated tender offer is intended to provide stockholders with an opportunity for liquidity at a premium, while allowing the Company to repurchase a percentage of its shares at what we believe is a significantly undervalued level. We believe this is a disciplined and stockholder-focused use of capital.”

Details regarding the proposed offer and instructions for stockholders interested in participating will be provided in the Offer to Purchase and related documents, which will be filed with the Securities and Exchange Commission (the “SEC”) and distributed to the Company stockholders.

The proposed offer will not be made to any person in any jurisdiction in which either the proposed offer, or solicitation or sale thereof, is unlawful. This press release is for informational purposes only and shall not constitute an offer to buy or sell Common Stock or any other securities. Any solicitation of offers to buy the Common Stock will only be made pursuant to an Offer to Purchase and related materials to be sent to the Company’s stockholders on the commencement of the proposed offer. Company stockholders should read such materials carefully when they become available because they will contain important information, including the terms and conditions of the proposed offer. The tender offer documents will be available without charge at the SEC’s website at http://www.sec.gov and will be delivered without charge to all stockholders of the Company who so request it.

For more information on Hyperscale Data and its subsidiaries, Hyperscale Data recommends that stockholders, investors and any other interested parties read Hyperscale Data’s public filings and press releases available under the Investor Relations section at hyperscaledata.com or available at www.sec.gov.

About Hyperscale Data, Inc.

Through its wholly owned subsidiary Sentinum, Inc., Hyperscale Data owns and operates a data center at which it mines digital assets and offers colocation and hosting services for the emerging AI ecosystems and other industries. Hyperscale Data’s other wholly owned subsidiary, Ault Capital Group, Inc. (“ACG”), is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact.

Hyperscale Data currently expects the divestiture of ACG (the “Divestiture”) to occur in the second quarter of 2027. Upon the occurrence of the Divestiture, the Company would be an owner and operator of data centers to support high-performance computing services, as well as a holder of the digital assets. Until the Divestiture occurs, the Company will continue to provide, through ACG and its wholly and majority-owned subsidiaries and strategic investments, mission-critical products that support a diverse range of industries, including an AI software platform, equipment rental services, defense/aerospace, industrial, automotive and hotel operations. In addition, ACG is actively engaged in private credit and structured finance through Ault Lending, LLC, a licensed lending subsidiary. Hyperscale Data’s headquarters are located at 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141.

On December 23, 2024, the Company issued one million (1,000,000) shares of a newly designated Series F Exchangeable Preferred Stock (the “Series F Preferred Stock”) to all common stockholders and holders of the Series C Preferred Stock on an as-converted basis. The Divestiture will occur through the voluntary exchange of the Series F Preferred Stock for shares of Class A Common Stock and Class B Common Stock of ACG (collectively, the “ACG Shares”). The Company reminds its stockholders that only those holders of the Series F Preferred Stock who agree to surrender such shares, and do not properly withdraw such surrender, in the exchange offer through which the Divestiture will occur, will be entitled to receive the ACG Shares and consequently be shareholders of ACG upon the occurrence of the Divestiture.

Forward-Looking Statements

This press release contains “forward-looking statements” regarding future events and our future results. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events, except as required by law. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are available at www.sec.gov and on the Company’s website at hyperscaledata.com.

Hyperscale Data Investor Contact

IR@hyperscaledata.com or 1-888-753-2235